TARPON INDUSTRIES, INC.
                                2420 Wills Street
                              Marysville, MI 48040

                                                          April 26 2006
 VIA EDGAR

 Securities and Exchange Commission
 Division of Corporate Finance
 450 Fifth Street, N.W.
 Washington, DC  20549

                   RE:        Tarpon Industries, Inc.
                              CIK: 0001303565
                              COMMISSION FILE NO. 333-120117
                              APPLICATION FOR WITHDRAWAL

Ladies and Gentlemen:

     Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, Tarpon Industries, Inc. (the "Registrant") hereby applies for an order granting the immediate withdrawal of its registration statement on Form S-1 for 758,800 shares of common stock to be sold by selling shareholders (the "Subject Shares"), together with all exhibits related thereto, and filed as part of Commission File No. 333-120117 (the "Form S-1 Registration Statement"). The Form S-1 Registration Statement was filed with the Securities and Exchange Commission (the "Commission") on November 11, 2004 and declared effective on February 14, 2005.

     On April 21, 2006, the Registrant filed a Registration Statement on Form S-3 with the Commission including the Subject Shares. The Registrant desires that all further sales of the Subject Shares be conducted pursuant to such S-3 Registration Statement if and when the same is declared effective by the Commission, or pursuant to Rule 144.

     Accordingly, we request an order of the Commission granting the withdrawal of the S-1 Registration Statement to be issued by the Commission as soon as possible.

     If  you  have  any  questions  regarding  the  foregoing   application  for
withdrawal, please contact Stuart M. Sieger of Ruskin Moscou Faltischek, P.C., counsel to the Registrant at (516) 663-6546.

                                   Sincerely,

                                   TARPON INDUSTRIES, INC.


                                   By: /s/Matthew Soderman
                                       ---------------------------------
                                       Name: Matthew Soderman
                                       Title: Chief Accounting Officer